Stanley T. Weiner.
President and CEO
STW Resources Holding Corp.

May 18, 2013

Mara L. Ransom, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

ATTN:	Mr. Scott Anderegg, Staff Attorney Via Edgar Filing and E-mail: andereggs@sec.gov

	Re:	STW Resources Holding Corp. Preliminary Information Statement on Schedule 14C Filed April 1, 2013 File No. 000-52654

Dear Ms. Ransom:

    This is to respond to the SEC’s May 8, 2013 Comment Letter regarding STW Resources Holding Corp.’s (“STW” or the “Company”) April 1, 2013 filed Preliminary Information Statement on Schedule 14C.  In your comments, you made the following single comment:

    1.  We note your response to our letter dated April 8, 2013.  Please clarify for us whether you have any current plans, proposals, or arrangements, written or otherwise, to issue any of the newly available authorized shares in connection with an acquisition.

    Response to Single Comment:

    The Company believes it has fully disclosed the current purposes for the need for an increase in its authorized common shares.  The Company does not have any current plans, proposals, or arrangements, written or otherwise, to issue any of the newly available authorized shares in connection with an acquisition.

    The Company trusts that this response to your Single Comment is acceptable, and the Company plans to proceed with filing its definitive Schedule 14C shortly after posting this response on the Edgar System.

Sincerely yours,

Stanley T. Weiner
Stanley T. Weiner, President & CEO